UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Item

1.	Form 6K dated July 29, 2023

2.	Filing of Form 20F dated July 29, 2023

 Item 1

July 29, 2023

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Madam/Sir,

Subject: Filing of Annual Report in Form 20F for the year ended March 31, 2023

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, signed copy of the Company’s Report on Form 6-K dated July 29, 2023 in connection with filing of Annual Report in Form 20F with Securities and Exchange Commission for the year ended March 31, 2023. We enclose herewith the details of Form 20F as forwarded to Indian Stock Exchanges in this regard.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Assistant General Manager

Encl.: As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 2

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Filing of Form 20-F

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2023 (FY2023) as required by United States securities regulations, on July 28, 2023. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The consolidated net income under U.S. GAAP in FY2023 was Rs. 24,999 crore (US$ 3,042 million) as compared to Rs. 51,179 crore (US$ 6,227 million) in FY2022. The consolidated profit after tax under Indian GAAP increased from 25,110 crore (US$ 3,055 million) in FY2022 to Rs. 34,037 crore (US$ 4,141 million) in FY2023. The variation in the consolidated net income under U.S. GAAP for FY2022 and FY2023 was primarily due to the accounting of the Bank’s investment in ICICI Lombard General Insurance Company Limited (ICICI General).

The merger of ICICI General and general insurance business of Bharti AXA General Insurance Company Limited was approved by the Insurance Regulatory and Development Authority of India with effect from September 8, 2021. Subsequent to issuance of equity shares to Bharti AXA shareholders by ICICI General, the Bank’s equity holding in ICICI General came down below 50.0%. Accordingly, the Bank deconsolidated ICICI General and accounted its retained investment in ICICI General as an affiliate with effect from September 8, 2021. Under U.S. GAAP, the retained interest in ICICI General was fair valued and accounted at closing market price on the date of deconsolidation which resulted in gain of Rs. 25,500 crore (US$ 3,103 million). During FY2023, the Bank has recognised an impairment allowance of Rs. 12,201 crore (US$ 1,485 million) under U.S. GAAP and recorded the carrying value of its investment in ICICI General at the closing quoted price of the equity shares on the stock exchange on March 31, 2023.

Under U.S. GAAP, the allowance for loan losses in the income statement was lower by Rs. 1,562 crore (US$ 190 million) in FY2023 as compared to Indian GAAP. The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP result in timing differences in the recognition of allowance for loan losses.

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Stockholders’ equity as per U.S. GAAP was Rs. 247,308 crore (US$ 30.1 billion) at March 31, 2023 compared to the consolidated net worth as per Indian GAAP of Rs. 214,498 crore (US$ 26.1 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, income taxes and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010323010999/dp197062_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please contact Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com.

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

For investor queries please contact Abhinek Bhargava / Nitesh Kalantri at abhinek.bhargava@icicibank.com / nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 82.19

Mumbai	For ICICI Bank Limited
July 29, 2023

/s/ Anindya Banerjee

Anindya Banerjee
Group Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For ICICI Bank Limited

Date:	July 29, 2023	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager